Voting Results of Special Meeting of Shareholders
A Special Meeting (the Meeting) of the Funds shareholders was held on December 9, 2016 for the purposes of considering two proposals.
At the Meeting, the Funds shareholders first voted on a proposal to approve the sale of the Funds interests in certain underlying real estate funds, which constituted substantially all of the non-cash assets of the Fund (the Asset Sale), pursuant to an Agreement of Sale and Purchase dated as of September
19, 2016 by and among Landmark Real Estate Partners
VII PV II, L.P., a Delaware limited partnership,
Landmark Real Estate Partners VII PV III, L.P., a
Delaware limited partnership, and the Fund, which was attached as Appendix A to the Funds definitive proxy statement dated October 25, 2016 (the Proxy
Statement). The shares were voted as indicated below:
Votes For: 31638
Votes Against: 118
Abstain: 0

The Funds shareholders next voted on a proposal to approve the Plan of Liquidation and Dissolution adopted by the Board of Directors of the Fund, attached as Appendix C to the Proxy Statement, pursuant to which the Fund would be liquidated and dissolved as soon as reasonably practicable (but in no event earlier than three months immediately following the closing of the Asset Sale). The shares were voted as indicated below:
Votes For: 31638
Votes Against: 118
Abstain: 0
Each proposal required the affirmative vote of two-thirds of the outstanding shares of the Fund and each was passed with the 78.55% of outstanding shares voting in favor and 0.29% of shares voting against the proposals.